U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

                              NET EXPRESSIONS, INC.
         ---------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


                 Florida                                    65-0886799
----------------------------------------             -------------------------
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                           Identification No.)

222 Lakeview Avenue, Suite 160
    West Palm Beach, Florida                                   33401
----------------------------------------             -------------------------
(Address of principal executive offices)                     (Zip Code)

Issuer's telephone number: (561) 832-5698

Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class to be registered

       None
 ---------------------------                      ------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.0001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                                   Donald F. Mintmire, Esq.
                                   Mintmire & Associates
                                   265 Sunrise Avenue, Suite 204
                                   Palm Beach, FL 33480
                                   Tel: (561) 832-5696
                                   Fax: (561) 659-5371

                                TABLE OF CONTENTS

PART I

   Item 1   Description of Business.

   Item 2   Management's Discussion and Analysis or Plan of Operation.

   Item 3   Description of Property.

   Item 4   Security Ownership of Certain Beneficial Owners and Management.

   Item 5   Directors, Executive Officers, Promoters and Control Persons.
            Family Relationships
            Business Experience
            Compliance with Section 16(a) of the Securities Exchange Act of 1934

   Item 6   Executive Compensation.
            Compensation of Directors

   Item 7   Certain Relationships and Related Transactions.

   Item 8   Description of Securities.
            Preferred Stock

PART II

   Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

   Item 2   Legal Proceedings.

   Item 3   Changes In and Disagreements With Accountants.

   Item 4   Recent Sales of Unregistered Securities.

   Item 5   Indemnification of Directors and Officers.

PART F/S    Financial Statements.

PART III

   Item 1   Index to Exhibits.

   Item 2   Description of Exhibits.

PART I

Item 1.  Description of Business

(a) Development

         Net Expressions, Inc. (the "Company" or "NEI") was organized as a Florida Corporation on October 26, 1998. The Company was organized by Mr. Kevin Slowick, the executive officer and director of the Company, for the purpose of engaging in the development and sale of new and improved services in Internet online tools software, the latest broadcasting support systems, internet communications, as well as the latest trends in video broadcasting technology. The Company's executive offices are presently located at 222 Lakeview Avenue, Suite 243, West Palm Beach, Florida 33401 and its telephone number is (561) 832-5698.

         The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on the Company's current status and financial condition. The Company will file periodic reports in the Event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act").

         The Company has conducted organizational and fund raising activities since its inception. NEI received gross proceeds in the amount of $50,000 from the sale of a total of 1,000,000 shares of common stock, $.0001 par value per share (the "Common Stock"), in an offering conducted pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504"). This offering was made in the State of New York and France. The Company undertook its offering of shares of Common Stock pursuant to Rule 504 in February 1999. An offering memorandum was used in connection with this offerings and the business plan of the Company which was disclosed to each prospective investor was to provide for the development and sale of new and improved services in internet online tools software, the latest broadcasting support systems, as well as the latest trends in video broadcasting technology. In March 1999, and on August 26, 1999, the Company offered additional shares of Common Stock in an offering conducted pursuant to Section 4(2) and Rule 506 of Regulation D to a single investor and resident of France, and received gross subscriptions in the amount of $110,000 from the sale of 500,000 shares of Common Stock.

         There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements or arrangements.

         The Company intends to offer additional securities under Rule 506 of Regulation D under the Act ("Rule 506) to fund its short and medium term expansion plans. (See Part I, Item 1.
"Description of Business - (b) Business of Issuer.").

         See (b) "Business of Issuer" immediately below for a description of the Company's proposed business. As of the date hereof, the Company has no temporary staff or clients for its contemplated operations.

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(b)      Business of Issuer.

General

         Since its inception, the Company has conducted organizational activities and developed its business plan and its offerings of Common Stock pursuant to which it has received gross offering proceeds in the amount of $85,000. The Company has had no employees since its organization. It is anticipated that the Company's sole executive officer and director will receive a reasonable salary for services as executive officer at such time as the Company's business operations justifies such commitments. (See Part I, Item 6. "Executive Compensation.") This individual will devote such time and effort as may be necessary to participate in the day-to-day management of the Company. (See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons - Executive Officers and Directors.")

         Mr. Slowick decided to pursue the NEI business because of his belief that his formal training will enable him to develop a successful company which will have the advantages of, among other things, greater availability of capital and potential for growth through the vehicle of a public company as compared to a privately-held company. The time required to be devoted to manage the day-to-day affairs of the Company is presently estimated to be approximately ten to twenty hours per week. This time commitment on the part of Mr. Slowick is expected to increase at such time as NEI develops more business.

          The Company will be dependent upon Mr. Slowick to develop the client base with whom to conduct business. Mr. Slowick has experience in the business and has consulted in the business for the last two (2) years. While Mr. Slowick has been successful in the past, there can be no assurance that he will be successful in building the customer base necessary for the successful operation of the Company. (See Part I, Item 1. "Description of Business" (b) "Business of Issuer - Risk Factors", "Dependence on Management.")

         The Company intends to initially prospect services to consumers in the South Florida area, then enlarging to the entire State of Florida and thereafter nationwide. The Company plans to be able to provide a full spectrum of services for its clients.

         In its initial phase Mr. Slowick will begin by finding clients for the Company. In the event the Company requires additional capital during this phase, Mr. Slowick will seek additional funding for the Company.

         Due to the limited capital available to the Company, the principal risks during this phase are that the Company is dependent upon Mr. Slowick' efforts, and that the Company will not be able to establish a sufficiently profitable client base to establish the business. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Risk Factors", "Dependence on Management").

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         The Company has not sought as of yet any major debt financing  since it believes that any qualified venture capital firm will not loan any funds to the Company until such time as it is fully reporting and has completed at least two years of profitable operations. Once it has met their criteria, the Company intends to seek out funds from licensed venture capital firms and to negotiate terms which will fit the financial capabilities of the Company. Since the Company does not intend to seek additional debt financing until the Company is operating profitably, it believes that it can negotiate appropriate placement and repayment terms for such borrowings. However, there can be no assurance that such funds will be available to it or that suitable terms which are most advantageous to the Company can be negotiated. In addition, the Company does not, at this time, anticipate that it will require substantial leverage to fund the operations. However, in the event the Company did receive debt financing and in the event the Company is not successful in sustaining operations or meeting such debt and defaulted in its payments on the debt, then such debt financing would result in foreclosure upon the Company's assets to the detriment of its shareholders.

         Although the Company is authorized to borrow funds, as discussed, it does not intend to do so until such time as it has been operating for a given period of time. At such time as the Company seeks borrowed funds, it does not intend to use the proceeds to make payments to the Company's promoters (if any), management (except as reasonable salaries, benefits and out of pocket expenses) or their respective affiliates or associates, if any. The Company has no present intention of acquiring any assets or other property owned by any promoter, management or their respective affiliates or associates or acquiring or merging with a business or company in which the Company's promoters, management or their respective affiliates or associates directly or indirectly have an ownership interest. Existing conflict of interest provisions are set forth in the Articles of Incorporation for the Company. Management is not aware of any circumstances under which this policy, through their own initiative, may be changed. Although there is no present potential for a related party transaction, in the event that any payments are to be made to promoters and management such will be disclosed to the security holders and no such payments will be made in breach of the fiduciary duty such related persons have to the Company.

         There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. There are no arrangements, agreements or understandings under which non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's Board of Directors.

         As a reporting company the Company is required to file quarterly reports on Form 10-QSB and annually on Form 10-KSB and in each case, is required to provide the financial and other information specified in such forms. In addition, the Company would be required to file on Form 8-K in the event there was a change of control, if the Company acquires or disposes of assets, if there is a bankruptcy or receivership, if the Company changes its certified public accountants, upon the occurrence of other events which may be pertinent to the security holders, and after certain resignations of directors. Being subject to such reporting requirements reduces the pool of potential acquisitions or merger candidates for the Company since such transactions require that certified financials must be provided for the acquiring, acquired or merging candidate within a specified period of time. That is why the Company intends to expand through internal operations through the short and medium term. At such time as the Company will seek acquisitions or mergers, it will limit itself to companies which either already have certified financial statements or companies whose operations lend themselves to review for a certified audit within the required time.

Business Strategy

         The Company's business strategy is the development and sale of new and improved services in internet online tools software, the latest broadcasting support systems, as well as the latest trends in video broadcasting technology. The Company's primary revenues will be based upon sales of services to the consuming public. The Company's revenues are dependent on the number of consumers who will purchase its services, the percentage of non-performing receivables when such services are financed by the Company and advertising and linkage revenue.

          The Company is a developmental stage enterprise positioning itself to profit from recent trends in video broadcasting technology and personal communications on the internet. The Company believes that with a sound marketing plan and reasonably priced online services, it will find a profitable niche in this fast-growing international market.

         The Company plans to achieve these objectives by continuously researching the best online tools, software, and the latest broadcasting support systems. The Company also plans to engage in research and development for new and improved services. NEI plans to access a full digital production laboratory in order to meet production demand. Equipment such as digital editing systems, internet support systems, and sound and video systems will be utilized by the Company. The NEI team will include internet designers, network developers, video and editing professionals, computer artists, professional writers, sociologists and psychologists, and behavioral specialists.

Strategies for Revenue Generation

         NEI's marketing and sales strategy consists of dynamic and stand-alone linking arrangements, advertising, and other promotions whereby links to other web sites are listed on one's web site, and vice versa. Such linking arrangements and agreements may or may not be reciprocal. The Company believes that significant direct revenues will be generated by requesting a variable service or user fee to each applicant, and by charging maintenance or update fees when necessary. Significant indirect revenues will be generated by the sale of advertising space once the traffic on the Web sites begins its growth phase. The Company will sell banner advertising which can be generated by the Company from sales of space to each company that wishes to advertise or which could be generated by Internet advertising systems which rent such space and automatically place such ads. NEI will arrange to have agreements with other companies for the reciprocal linkage of their Web sites and related content. This will generate revenue and increased Web traffic to the Company's sites.

         Through such dynamic linking arrangements and opportunities the Company will expand its indirect content. This indirect content will make its sites more attractive and valuable to Internet visitors. The dynamic linkages will increase site traffic which will increase advertising rates that the Company will be able to charge. Linkage and banner advertising arrangements will provide the Company with an augmented revenue stream which does not solely rely upon subscription or user fees.


Strategic Alliances

         The Company intends to arrange various strategic alliances and partnerships with other companies that will strengthen NEI's market position. Besides various business and corporate related opportunities NEI will seek out alliances with various Web sites for cross-promotion, advertising, and content formation and sharing. The Company also intends on creating strategic alliances with companies that sell products or services which can be relevant to the Company's Web sites' content.


Web Sites and Direct Content

         All services which NEI provides will be available for a fee on the Company's parent Web- site, which will be divided into two main sites: "Virtual Eternity" and "Virtual Feelings". These two main sites will be the method by which the Company seeks to establish its basic Web presence. Further development of such sites and the provision of additional add-on sites and content are contemplated by the Company.


         Virtual Eternity

         The Virtual Eternity Service will be an eternal resting-place for life. The Company will be committed to helping people preserve their heritage by maintaining, via the internet, the biographies of people that may never have made it into the world's encyclopedias or other biographical works. It is the Company's belief that the technological medium of the internet may preserve the wisdom and achievements of the common people of the world for all mankind, both current and future, to access free of charge for generations. After an initial donation there is no charge to access the biographies. Normal internet access fees may apply, however most schools and libraries now provide such service for free.

         NEI plans to maintain an additional storage facility within the continental United States where copies of all the biographical information that the Company utilizes will be stored in the event of a natural disaster or mainframe failure at the Company's primary location.

         NEI will also utilize a technologically advanced search engine to make it easy for the descendants to locate the biography of their choice within seconds. Each individual biography may be searched either by name, date of birth, place of birth, place of death, country of origin, occupation, hobbies, favorite sayings, relationships, or any other key words that the applicant selects.

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         Virtual Feelings

         The second division of NEI's main web-site will be the Virtual Feelings Service. This service will be an online community that will grow continuously and endlessly. The objective of the Company in providing such a service is to help people express their feelings and communicate with each other by using e-mail, video-mail, or any technologically advanced communication medium available at the time.

         NEI plans to capitalize on video-mail technology as part of its overall business strategy. Video-mail, also known as video e-mail, is part of an emergent trend that the internet community is embracing. Video-email software packages currently operate by sending highly compressed audio and video clips as attachments to e-mail.

         NEI will develop three specific themes within the Virtual Feelings Web site: "Declare Your Flame", "Mea-Culpa", and "My Cyber-News". The Company believes that these themes will provide a unique strategic and competitive advantage by their being such themes which are relatively rare on today's World Wide Web. The Company believes that these personal and intimate themes will allow the Company to achieve a primary mover advantage which is critical in the development of successful Web based businesses.

         Declare Your Flame

         The Declare Your Flame site will not be intended to be comprehensive but rather unique and intimate in its design. Through this site, people will be able to access prose and poetry about beauty, love, and romance, and also be able to send and receive a romantic message and communicate with their current or future beloved. Applicants will be able to access pre-designed love letters created by the team and forward them to someone they wish, or simply archive them on the Company's site for a specific period of time.

         Mea-Culpa

         The Mea-Culpa theme within the Virtual Feelings site will involve the internet's unique ability to make it easier than ever for people to send apologetic-type correspondences. The Company decided to expand this idea by providing a structured service allowing people to easily and nicely apologize to someone. Professional letters of apology will be available, with different levels of customization. These interactive letters will include the use of photo, video, and animation features.


         My Cyber-News

         The third theme within the Company's Virtual Feelings site is My Cyber-News. This site will focus on two of the most important events that affect one's life: birth and marriage. People will be able to reveal to the world the

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important  news  that  they wish to share by using  certain  categories  such as
"Little  Angel",   "Happy  Birthday!",   or  "Just  Married!"  The  pre-designed
interactive message may also be archived on the site or forwarded to a particular address.

Potential Results of Implementing Strategy

         The Company's primary direct costs will be (i) salaries to Mr. Slowick (payroll cost), (ii) marketing and sales related costs, (iii) employment related taxes and expenses, and (iii) health benefits. (See Part I, Item 1, "Description of Business,") Such costs will be incurred when the Company decides to place Mr. Slowick on a payroll or provide other compensation. Employment related taxes consist of the employer's portion of payroll taxes required under the Federal Income Contribution Act ("FICA"), which includes Social Security and Medicare, and federal and state unemployment taxes. The federal tax rates are defined by the appropriate federal regulations. Health benefits are comprised primarily of medical insurance costs, but also include costs of other employee benefits such as prescription coverage, vision care, disability insurance and employee assistance plans.

         The Company's gross profit margin will be determined in part by its ability to minimize and control operating costs, maximize its market penetration as to Web-based arts services sales to the consuming public; being able to provide reliable advertising revenue, linking, and content driven revenue; and, how successful the Company will be in receivable financing.

         The Company's objective is to become a dominant provider of Web-based communications services first in a select geographic areas and then nationwide. The Company has not decided which geographic areas will be targeted outside the State of Florida and New York. To achieve this objective, and assuming that sufficient operating capital becomes available, the Company intends to: (i) provide a comprehensive package of Web-based personal and intimate communications services to individuals and, (ii) focus on strategic partnerships and alliances with other high technology companies involved in Web site development.

         Management expects in the event NEI achieves commercial success initially to increase the Company's market penetration through internal expansion. Management believes that due to the present economic environment, expansion into markets beyond the United States could be especially attractive because it is believed that the internal structuring of a successful operation in the U.S. can be replicated in other select geographic areas with strong growth opportunities. However, such expansion presents certain challenges and risks. There is no assurance that NEI, even if it is successful in establishing a presence in its targeted market, will be able to profitably penetrate these additional markets.

Management

         Mr. Slowick has been managing his own company in the industry for approximately the past two (2) years. Under Mr. Slowick' direction, the Company plans to offer clients a full array of internet related services. Mr. Slowick will continue to fund his personal needs through his outside consulting

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activities, if any. An ongoing project for a current employer is now anticipated to be completed in December 1999 and Mr. Slowick will devote more time to the business of the Company thereafter and will not undertake additional work for that employer.

         It is anticipated, and subject to the availability of additional funding, that the Company will employ a manager, additional clerical support and an accountant.

         The Company believes that its initial success will be due in part to the familiarity of Mr. Slowick with the business. He will visit potential strategic allies or partners on a regular schedule to allow for sales development of the Company's services and to permit strong business relationships to develop.

         Management is unable at this time to forecast with any degree of certainty the acceptance of the Company's services or the expenses of doing business; however, NEI intends to aggressively market its programs in the Company's target markets.


Sales and Marketing

         The Company plans to market its service and programs through a combination of marketing channels including direct sales and strategic alliances. The Company believes that this multi-channel approach will allow the Company to quickly acquire a critical mass of customers, penetrate a pool of individual customers, develop regional awareness and ultimately become a market leader in the provision of Web-based services. Of the marketing channels intended to be employed by the Company, direct sales is recognized as the most common in the industry; furthermore, strategic alliances have often been used. In addition, linking and advertising is an often used means whereby a company can further expand its revenue stream not only in obtaining additional outlets for its services and sales but also by the receipt of such revenues. In addition, another benefit to such business has been the further recognition of a company's brand-name in the marketplace by consumers. Nevertheless, there can be no assurance that any of these techniques will be used or will be successful. The Company intends to compete, assuming that it is successful in obtaining sufficient financing, with other companies in its target markets who may currently provide programs.

         The Company anticipates that its initial marketing efforts will be in the area of direct sales. Good quality presentations and professional follow-up with consumers will be essential to the Company's success. Initially, Mr. Slowick will secure the Company's customer base. However, the Company anticipates that it will employ qualified sales personnel to establish new customer accounts. The Company believes that by employing its own sales personnel it will be able to penetrate additional markets at a minimal cost since sales associates receive compensation in the form of commissions based upon a customers use of the Company's programs. This commission based compensation program will reduce overhead costs for the Company.

         The Company's ability to develop markets through the efforts of Mr. Slowick and, eventually a sales force is, of course dependent upon management's ability to obtain necessary financing, of which there can be no assurance.

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Assuming the  availability of adequate  funding,  NEI intends to stay abreast of changes in the marketplace by ensuring that it remains in the field and on the Web, where customers and competitors can be observed firsthand.

         The Company will attempt to maintain diversity within its customer and advertising base in order to decrease its exposure to downturns or volatility in any particular market segment. As part of this selection strategy, the Company intends to offer its services to those consumers and strategic partners which have a reputation for reputable dealings and, eliminating customers and advertisers that it believes present a higher credit risk. Where feasible, the Company will evaluate beforehand each customer, supplier, partner, strategic partner, and advertiser for their creditworthiness.


Risk Factors

         Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

         1. Development Stage Enterprise. NEI was only recently organized on October 26, 1998, and is in the early form of its development stage and must be considered promotional. Management's efforts, since inception, have been allocated primarily to organizational and fund raising activities and the ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. Potential investors should be aware of the difficulties normally encountered by a new enterprise in its development stage, including under-capitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a client base and market recognition, most of which are beyond the Company's control. The likelihood that the Company will succeed must be considered in light of the problems, expenses and delays frequently encountered in connection with the competitive environment in which the Company will operate. The Company's success depends to a large extent on establishing a customer base. There is no guarantee that the Company's proposed activities will attain the level of recognition and acceptance necessary for the Company to find a niche in the industry. There are numerous competitors in the markets that NEI will target, several of which are large public companies, which are already positioned in the business and which are better financed than the Company. There can be no assurance that the Company, with its very limited capitalization, will be able to compete with these companies and achieve profitability. (See Part I, Item 1. "Description of Business.")

         2. No Operating History, Revenues or Earnings. As of the date hereof, the Company has not yet commenced operations and, accordingly, has received no operating revenues or earnings. Since its inception, most of the time and resources of NEI's management have been spent in organizing the Company, obtaining funding and developing NEI's business plan. The Company's success is dependent upon its obtaining additional financing from intended operations, from placement of its equity or debt or from third party funding sources. The Company's success in the business is dependent upon the purchasing of services by consumers, which are not expected for the foreseeable future, and/or additional financing to enable the Company to continue in operation. There is no assurance that NEI will be able to obtain additional debt or equity financing from any source. The Company, during the development stage of its operations, can be expected to sustain substantial operating expenses without generating any operating revenues or the operating revenues generated can be expected to be insufficient to cover expenses. Thus, for the foreseeable future, unless the Company attains profitable operations, which is not anticipated, the Company's financial statements will show an increasing net operating loss. (See Part I, Item 1. "Description of Business.")

         3. Minimal Assets, Working Capital and Net Worth. As of August 31, 1999, the Company had total assets in the amount of $73,430, shareholders equity totaled $58,430 and accrued expenses totaled $15,000. As a result of its minimal assets, as of August 31, 1999, the Company has very minimal net worth presently. Further, NEI's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. The Company, at inception, issued 500,000 shares of the Company's Common Stock to Mr. Kevin Slowick, executive officer and director of NEI, in consideration and exchange therefore for services in connection with the organization of NEI performed for the Company by him. The Company also sold stock pursuant to an exemption to the Securities Act (See: Part I, Item 10. "Recent Sales of Unregistered Securities"). Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. (See Part I, Item 1. "Description of Business").

         4. Need for Additional Capital: Going Concern Emphasis of Matter included in the report of Independent Certified Public Accountants. Without an infusion of capital or profits from operations, the Company is not expected to continue in operation after the expiration of the period of twelve (12) months from the date hereof. Accordingly the Company is not expected to become a viable business entity unless additional equity and/or debt financing is obtained. An explanatory paragraph regarding the Company's ability to continue as a going concern has been included in the independent auditors report. The Company does not anticipate the receipt of operating revenues until management successfully implements its business plan, which is not assured. Further, NEI may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the development stage of its business, its limited personnel and other resources and its lack of a clients and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated to obtain additional financing and achieve market penetration on a commercial scale in its proposed line of business. NEI has no identified sources of funds, and there can be no assurance that resources will be available to the Company when needed.

         5. Dependence on Management: The possible success of the Company is expected to be largely dependent on the continued services of Mr. Kevin Slowick. Virtually all decisions concerning the customers and users, advertisers, and potential strategic partners to begin to contact, the type of services to promote and direct marketing material to disseminate, and the establishment of a customer profile database by the Company will be made or significantly influenced by Mr. Slowick. He is presently serving as manager of his own company and is required to devote a significant amount of time to the conduct of that company's business. Mr. Slowick is expected to devote such time and effort to the business and affairs of the Company as may be necessary to perform his responsibilities as an executive officer of NEI. The loss of the services of Mr. Slowick would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently holds no key-man life insurance on the life of, and has no employment contract or other agreement with Mr. Slowick.

         6. No Customer Base. The Company was only recently organized. While NEI intends to engage in the business of providing of Web-based communications services the Company currently has no users or customers. Further, the very limited funding currently available to the Company will not permit it to commence business operations in the industry except on a very limited scale. There can be no assurance that the debt and/or equity financing, which is expected to be required by the Company in order for NEI to continue in business after the expiration of the next twelve (12) months, will be available. The Company has no users or customers presently and there can be no assurance that it will be successful in obtaining such in its initial prospective marketing area encompassing the U.S. NEI does not expect to have long-term contracts with any customers; thus, management believes that the Company must, in order to survive, ultimately obtain the loyalty of a large volume of customers. The Company could be expected to experience substantial difficulty in attracting the high volume of customers in the prospective target market which would enable NEI to achieve commercial viability. The Company will be dependent upon Mr. Kevin Slowick, who has approximately two (2) years of experience in the industry. (See
Part I, Item 1. "Description of Business," (b) "Business of Issuer - Business Strategy; and - Sales and Marketing.")

         7. High Risks and Unforeseen Costs Associated with NEI's Entry into the Web-based Communications Industry. There can be no assurance that the costs for the establishment of a customer base or for the obtaining of a substantial volume of services directly with consumers by NEI will not be significantly greater than those estimated by Company management. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by NEI without development of a commercially viable business. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. (See Part I, Item 1. "Description of Business,"
(b) "Business of Issuer", and "Seasonality.")

         8. Ability to Grow. The Company expects to grow through internal growth. The Company plans to expand its business from its current location and by entry into other markets. There can be no assurance that the Company will be able to create a market presence, or if such market presence is created, to profitably expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the Company's ability to maintain sufficient profit margins in the face of an increasingly competitive industry. The Company must also manage costs in a changing regulatory environment, adapt its infrastructure and systems to accommodate growth and recruit and train qualified personnel.

         9. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future.

         10. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and one-third of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

         11. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers.")

         12. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue up to 10,000,000 shares of preferred stock. $.0001 par value per share (hereinafter referred to as the "Preferred Stock"); none of which shares has been issued. The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

         13. No Secondary Trading Exemption. In the event a market develops in the Company's shares, of which there can be no assurance, secondary trading in the Common Stock will not be possible in each state until the shares of Common

Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

         14. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. In the event a market develops in the Company's shares, of which there can be no assurance, then if a secondary trading market develops in the shares of Common Stock of the Company, of which there can be no assurance, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g- 9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Competitive Environment

         The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and frequent introduction of new products and services. The Company's success will partially depend upon its ability to enhance its existing products and services and to introduce new competitive products and services with features that meet changing consumer requirements. In addition, there can be no assurance that services or technologies developed by one or more of the Company's present or potential competitors could not render obsolete both present and future products and services of the Company.

         There also can be no assurance that the Company's services will receive or maintain substantial market acceptance. Changes in customer preferences could adversely affect levels of market acceptance of the Company's products and services and the Company's operating results.

         The market that the Company operates in is characterized by competition from new entrants, as well as competition by established participants. Although the Company believes that it will be able to establish and maintain a sizable market niche, there can be no assurance that a competitor with greater financial and human resources than the Company will not enter the Company's market with products and services similar or identical to those of the Company.

         The Company's ability to compete successfully will depend in large part on its ability to protect any proprietary technology it may develop. The Company currently has no patents with respect to its product or service designs or processes, and will attempt to protect its technology by limiting the people with knowledge of its specifications to those with a need to know and by having such persons execute confidentiality agreements. The Company will also rely, to the extent possible, on trade secret law to protect its intellectual property. There can be no assurance, however, that any intellectual property protection or trade secret protection will be sufficient to protect the Company and its business from others seeking to copy or appropriate the Company's proprietary information.

         The Company will compete with a wide range of companies in the communications, entertainment, information, media, Web-based services, technology, and electronic commerce fields for subscription, advertising, commerce revenues, and in the development of technologies needed to serve Internet consumers.

         Some of the present competitors and potential future competitors of the Company may have greater financial, technical, marketing or personnel resources than the Company. In addition, as a result of acquisitions, certain competitors are able to offer both Internet access and other services, such as "chat" services, e-mail, instant messaging, video teleconferencing, and video telephony. However, many large Internet providers and Internet access companies while providing comparable services to those the Company will be providing do so with a large subscriber base. While this subscriber base may allow better economies of scale, it lacks the privacy and intimacy that Net Expressions can provide. The company plans to keep its services and Internet sites in such a manner as to allow the average Internet consumer to receive a different experience and therefore level of service than the big Internet service providers (ISPs) could otherwise provide in their marketing of ancillary services which compete with Net Expressions.

Dependence on Key Customers and Suppliers

         The Company is currently in the development stage and has no material or critical customers, the loss of whom would have a material impact on operations. The Company does not anticipate that it will develop such relationships in the future.

Impact of Technological Change

      The Internet as a whole is characterized by rapidly changing technological conditions, innovations and frequent new product and service introductions. The Company's success will depend to a substantial degree on its ability to design, develop and enhance its web pages and communication services. The Company will also need to successfully market such services and to attract new customers. This will require the timely selection, development and marketing of new products or services and enhancements on a cost-effective basis. There can be no assurance that the Company will achieve these objectives or that products or services developed by others will not render the Company's web pages, services or technologies noncompetitive. A fundamental technological change could have a material adverse effect upon the Company.

Governmental Approvals and Regulations

         The Company believes that no significant governmental approvals are necessary for any of its products or services. Furthermore, the Company believes that compliance with federal, state and local laws or regulations which have been enacted or adopted to regulate the Internet environment has not had, nor will have, a material effect upon the Company's competitive or financial position. As an employer, the Company is subject to all federal, state and local statutes and regulations governing its relationship with its employees and affecting businesses generally.

         A major risk of Internet companies in general is, however, the unknown but potential regulation and taxation of Internet related activities. The Internet industry is currently unregulated primarily because it is an international business and communications network subject to selfregulation by its participants. The United States government is examining the merits and disadvantages of e-commerce in the current year and in future years. The Company presently has no way to determine what the action of the United States government might have on its future activities and related revenues and profit.

Research and Development

         The Company has spent a minimal time to date on research and development. Rather, the Company has spent its time and resources on developing the conceptual framework for the Company's services and Web based strategies. Therefore, Company's main focus to date has been to get the Corporation up and running and to develop a marketing and sales strategy (which has been outlined above). None of the costs of research and development were borne directly by customers.

Employees

         The Company has had no employees since its organization. In addition, Mr. Slowick, (the Company's sole executive officer and director), has served in those positions without compensation through the date hereof. Mr. Slowick was compensated, in the form of restricted common stock for management services relating to the formation of the Company and for financial consulting services.

         The Company has not realized significant revenues since its inception due to the fact that its key executive, Mr. Slowick, has committed to complete a project with his current employer which was scheduled for completion in August 1999, but is now scheduled for completion in December 1999. Upon finishing his product, Mr. Slowick will pursue internet services business because of the belief that his prior formal business training, when combined with his years of experience in the industry, will enable him to develop a successful company which will have the advantages of among other things, greater availability of capital and potential for growth through the vehicle of a public company as compared to a privately-held company.

         The Company may, however, from time to time, engage independent contractors, financial and business consultants, computer and technology related specialists, temporary employees, other professionals, and once deemed feasible may hire additional permanent employees.

Reports to Security Holders

         The Company will send out audited annual reports to its shareholders if required by applicable law. Until such time, the Company does not foresee sending out such reports.

         The Company will make certain filings with the SEC as needed, and any filings the Company makes to the SEC are available and the public may read and copy any materials the Company files with SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at (http://www.sec.gov).

Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operations

         Since its inception, the Company has conducted minimal business operations except for organizational and capital raising activities. For the period from inception (October 26, 1998) through August 31, 1999, the Company had revenue from one project in the amount of $15,000 and operating expenses amounted to $42,070, resulting in a net loss of $27,070 during this first period of operation. The Company proposes to aggressively compete in the development and sale of new and improved services in Internet online system tools software, the latest broadcasting support systems, internet communications, as well as the latest trends in video broadcasting technology.

         Mr Kevin Slowick, 24 years old, is currently a student at the Academy Art School. He has a specialty in the cinema business as well as a minor in horticultural sciences. The Company believes that Mr. Slowick's interest in the Internet combined with his cinematic interests will provide the Company with a unique perspective and insight into how best to provide system tools for internet broadcasting support. Mr. Slowick is interested in developing new and improved services for Internet online system tools software, the latest broadcasting support systems, internet communications, as well as the latest trends in video broadcasting technology, for the following reasons: (i) because of his belief that a public company could exploit his talents, services and business reputation to commercial advantage and (ii) to observe directly whether the perceived advantages of a public company, including, among others, greater ease in raising capital, liquidity of securities holdings and availability of current public information, would translate into greater profitability for a public, as compared to a locally-owned company.

         If the Company is unable to generate sufficient revenue from operations to implement its expansion plans, management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings. Depending upon the amount of revenue, if any, generated by the Company, management anticipates that it will be able to satisfy its cash requirements for the next six (6) to twelve (12) months without raising funds via debt and/or equity financing or from third party funding sources. Accordingly, management expects that it will be necessary for the Company to raise additional funds in the next twelve (12) months, commencing approximately four (4) months from the date hereof, in the event that the Company is unable to generate any revenue from operations and if only a minimal level of revenue is generated in accordance with management's expectations.

          Mr. Slowick, at least initially, will be solely responsible for developing the Company's Internet online system tools software, the latest broadcasting support systems, internet communications, as well as video broadcasting technology. However, at such time, if ever, as sufficient operating capital becomes available, he expects to employ additional staffing and a regional sales manager. In addition, the Company expects to continuously engage in market research in order to monitor new market trends and other critical information deemed relevant to the Company's business.

         In addition, at least initially, the Company intends to operate out of an office provided by Mr. Slowick. Thus, it is not anticipated that the Company will lease or purchase office space or computer equipment in the foreseeable future. The Company may in the future establish its own facilities and/or acquire computer equipment if the necessary capital becomes available; however, the Company's financial condition does not permit management to consider the acquisition of office space or equipment at this time.

Financial Condition, Capital Resources and Liquidity

         At August 31, 1999, the Company had assets totaling $73,430 and liabilities of $15,000 attributable to accrued legal expenses, organization expenses and professional fees. Since the Company's inception, it has received $85,000 in cash contributed as consideration for the issuance of shares of Common Stock.

  The Company's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. The Company, at inception, issued 500,000 shares of the Company's Common Stock to Mr. Slowick, the sole executive officer and director of the Company in exchange for services in connection with the organization of the Company. In February 1999 the Company received gross proceeds of $50,000 from the sale of a total of 1,000,000 shares of common stock, $.0001 par value per share (the "Common Stock"), in one (1) offering conducted pursuant to Section 3(b) of the Act, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504") (See: Part II. Item 4. "Recent Sales of Unregistered Securities). These offerings were made to residents in the State of New York and European residents. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. (See Part I, Item 1. "Description of Business"; See Part I,
Item 4. "Security  Ownership of Certain  Beneficial  Owners and  Management" and
Part I, Item 7. "Certain Relationships and Related Transactions.")

         The Company has no potential capital resources from any outside sources at the current time. In its initial phase, the Company will operate out of the facility provided by Mr. Slowick. To attract clients, Mr. Slowick will visit potential clients in order to determine their needs. The Company will also place advertising in local area newspapers and directly solicit prospective clients to increase brand-name awareness. In the event the Company requires additional capital during this phase, Mr. Slowick has committed to fund the operation until such time as additional capital is available. The Company believes that it will require six (6) to nine (9) months in order to determine the market demand potential.

         The ability of the Company to continue as a going concern is dependent upon its ability to obtain a sufficiently large and profitable client base to purchase its services. The Company believes that it will be able to expand its initial operations, hire clerical staff and acquire through purchase or lease a computer and office equipment to maintain accurate financial accounting and client data. The Company believes that there is adequate and affordable rental space available in West Palm Beach, Florida where it can hire sufficiently trained personnel to provide such clerical services at affordable rates. Further, the Company believes that the type of office equipment necessary for the operation is readily accessible at competitive rates.

         To implement such plan, also during this initial phase, the Company intends to initiate a selfdirected private placement under Rule 506 in order to raise an additional $100,000. In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet the initial expansion goals and operating costs for a period of one (1) year. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations past a period of six (6) to twelve (12) months.

Research and Development Plans

         At this time it is uncertain to what extent research and development in proprietary technologies will occur over the next twelve months. For the next twelve months there is no significant current plan for funding extensive research and development efforts. However, if the Company deems it feasible, it may develop and execute such a plan. There are no current plans to invest in the purchase or sale of plant and significant equipment. The Company also does not at this time foresee any expected significant changes in the number of permanent employees.

Impact of the Year 2000 Issue

         The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize the date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

         The Company determined that the Year 2000 impact is not material to NEI and that it will not impact its business, operations or financial condition since all of the internal software utilized by the Company has the capability of being upgraded to support Year 2000 versions.

         The Company believes that it has disclosed all required information relative to Year 2000 issues relating to its business and operations. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse affect on the Company's systems.

Forward-Looking Statements

         This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's products and services, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

Item 3.  Description of Property.

         The Company does not currently own any real property. The Company's executive offices are located at 222 Lakeview Avenue, Suite 160, West Palm Beach, Florida 33401. The Company pays no rent for this space.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners

         The following shareholding information relates to any person or group who is known to be the beneficial owner of more than five percent of any class of the issuer's voting securities:

--------------------------------------------------------------------------------

  (4)              (2)                          (3)                 (4)
  Title of       Name and Ad-                  Amount and          Percent of
   Class         dress of Benefi-              Nature of Ben-        Class
                 cial Owner                    eficial Owner
--------------------------------------------------------------------------------
Common Stock     Kevin Slowick(1)                500,000              29.41%
                 255 North 8 Apt 4R
                 Brooklyn, NY 11211
--------------------------------------------------------------------------------
Common Stock     Bruno Verganti(1)               200,000              11.76%
                 BP 177 Domaine Des Pairs
                 97095 St. Barthelemy FWI
--------------------------------------------------------------------------------
All Executive Officers, Directors                500,000              29.41%

(1) Based upon 1,700,000 shares of the Company's Common Stock issued and outstanding as of August 31, 1999.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors

     Set forth below are the names, ages, positions with the Company and business experiences of the executive officers and directors of the Company.

Name                Age     Position(s) with Company
------              ---     ------------------------
Kevin S. Slowick    24      President, Secretary,
                            Chief Executive Officer & Director

         Directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board. Mr.Slowick will devote such time and effort to the business and affairs of the Company as may be necessary to perform his responsibilities as executive officer and/or director of the Company.

         Aside from the above officer and director, there are no other persons whose activities will be material to the operations of the Company at this time. Mr. Slowick is the sole "promoter" of the Company as such term is defined under the Act.

Family Relationships

         There are no family relationships between or among the executive officer and director of the Company.

Business Experience

Sole Officer and Director

         Kevin Slowick is currently the sole officer (President) and director of the Company. He has served as the sole Executive of the Company since its inception. Kevin Slowick is 24 years of age and is currently a student. He is currently attending the Academy Art School, with a specialty in the cinema business. His term of office is indefinite or until such time as his death, retirement, or disability or at such time as there is an applicable shareholder vote altering such term. Mr. Slowick has no business experience in the internet software business. His training in the cinema will assist him in the development of video broadcasting and its technology.



Compliance with Section 16(a) of the Securities Exchange Act of 1934:

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of the Company on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, Mr. Slowick comprises all of the Company's executive officers, directors and greater than 10% beneficial owners of its common Stock, and has complied with Section 16(a) filing requirements applicable to him during the Company's fiscal year ended April 30, 1999 up to the third quarter ended January 31, 1999.

Item 6.  Executive Compensation:

         The Company, in consideration for various services performed for the Company, issued to Mr. Slowick, the Company's sole executive officer and/or director 500,000 shares of restricted common stock. Except for the above-described compensation, it is not anticipated that any executive officer of the Company will receive any cash or non-cash compensation for his or her services in all capacities to the Company until such time as the Company commences business operations. At such time as NEI commences operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to its officer for his services. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation for services to the Company.

         The Company does not provide officers with pension, stock appreciation rights, long-term incentive or other plans but has the intention of implementing such plans in the future.

Compensation of Directors

         The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7.  Certain Relationships and Related Transactions:

         On October 26, 1998, at inception, the Company committed to and subsequently issued 500,000 shares of restricted Common Stock to Mr. Slowick, the President and Treasurer of the Company and record and beneficial owner of approximately 29.41 % of the Company's outstanding Common Stock, in consideration and exchange therefore for services in connection with the organization of NEI performed for the Company by him.

         At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although the Company has a very large amount of authorized but unissued Common Stock and Preferred Stock which may be issued without further shareholder approval or notice, the Company intends to reserve such stock for the Rule 506 offerings contemplated to implement continued expansion, for acquisitions and for properly approved employee compensation at such time as such plan is adopted. (See Part I, Item 1. "Description of Business
- (b) Business of Issuer.")

Item 8.  Description of Securities.

         The Company is authorized to issue 50,000,000 shares of Common Stock, $0.0001 par value. The issued and outstanding shares of Common Stock being registered hereby are validly issued, fully paid and non-assessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine.

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the stockholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and can only be issued as fully paid and non-assessable shares. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive a pro rata of the assets of the Company which are legally available for distribution to stockholders.

         Preferred Stock

         The Company is authorized to issue 10,000,000 shares of Preferred Stock, $0.0001 par value. Currently there are no issued and outstanding preferred shares of the Company.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information

         There is no public trading market currently for the Company's stock.

Shareholders

         The approximate number of holders of record of common equity is 32 as of November 1, 1999.

Dividends

         The Company has never declared or paid any cash dividends on its common stock and does not intend to declare any dividends in the foreseeable future.

Item 2.  Legal Proceedings.

         The Company is not engaged in any legal proceedings and the Company is unaware of any legal proceedings against it.

Item 3.  Changes in and Disagreements with Accountants.

         Because the Company has been generally inactive since its inception, it did not have and independent accountant until the retention of The DeCarlo Group Certified Public Accountants and Management Consultants, located at 1001 Brickell Bay Drive, 27th Floor, Miami, FL 33131. There has been no change in the

Company's independent accountant during the period commencing with the Company's retention of The DeCarlo Group CPA's through the date hereof.

Item 4.  Recent Sales of Unregistered Securities.

         On October 26, 1998, the Company issued 500,000 shares of restricted Common Stock to Mr. Kevin S. Slowick, sole officer and director of the Company and record and beneficial owner of approximately 29.41% of the Company's outstanding Common Stock, in consideration and exchange therefore for services in connection with the organization of NEI performed for the Company by him.

         The Company sold an aggregate of 1,000,000 shares of Common Stock for cash consideration totaling $50,000.00 in an offering conducted pursuant to
Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504"). This offering was made in the State of New York and France. The Company undertook its offering of shares of Common Stock pursuant to Rule 504 in February 1999. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder, Section 10-5-9(13) of the Georgia Code and Section 517.061(11) of the Florida Code.

         The Company sold an aggregate of 500,000 shares of Common Stock totaling $110,000.00 in an additional offering conducted pursuant to Section 4(2) and Rule 506 of Regulation D to a single investor and resident of France, and received gross subscriptions in the amount of $110,000 from the sale of such shares of Common Stock. The subscription payments through October 31, 1999 total $85,000.

         The facts relied upon the by the Company to make the federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "Investment Company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.

         The facts relied upon to make the New York Exemption available include the following: (i) the aggregate number of persons purchasing the Company's stock during the 12 month period ending on the date of issuance did not exceed 40 persons(including offerees who reside outside the State of New York); (ii) neither the offer nor the sale of any of the shares was accomplished by a public solicitation or advertisement; (iii) that at the time of filing no offering had yet been made to any resident of the State of New York, (iv) that the offering is to be made to personal friends, relatives and business associates and other principals of the issuer, (v) these common shares have been issued or sold in reliance of Section 359-f(2) of the New York General Business Law, (vi) each purchaser executed a statement to the effect that the securities purchased have been purchased for their own account and not for the resale to any other persons; (vii) that they have adequate means of providing for their current needs and possible personal contingencies; and (viii) they do not have a need for liquidity of this investment.


Item 5.  Indemnification of Directors and Officers.

         Article  XI  of  the  Company's  Articles  of  Incorporation   contains
provisions providing for the indemnification of directors and officers of the Company as follows:

         (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

         (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

         (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

         (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

         (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

         (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.

         The Company has no agreements with any of its directors or executive offices providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

         At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.


                                    PART F/S

         The Financial Statements of NEI required by Item 310 of Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                              NET EXPRESSIONS, INC.
                        (A Development Stage Enterprise)

                          AUDITED FINANCIAL STATEMENTS

                 For Period October 26, 1998 (Date of Inception)
                             through August 31, 1999









                      INDEX TO AUDITED FINANCIAL STATEMENTS


                                                             Page

Report of Independent Certified Public Accountant            F-2

Balance Sheet                                                F-3

Statement of Operations                                      F-4

Statement of Changes in Stockholders' Equity                 F-5

Statement of Cash Flows                                      F-6

Notes to Financial Statements                                F-7

THE DeCARLO GROUP
CERTIFIED PUBLIC ACCOUNTANTS * MANAGEMENT consultants
                                                    MICHAEL A. DECARLO, JR., CPA
                                                               Managing Director
                                                        michael@decarlogroup.com

                                                          KEVIN G. KIRKEIDE, CPA
                                                                        Director
                                                          kevin@decarlogroup.com

                                                          LAWRENCE H. WOLFE, CPA
                                                                        Director
                                                          larry@decarlogroup.com

                                                       PROFESSIONAL MEMBERSHIPS:
                                                           AMERICAN INSTITUTE OF
                                                    CERTIFIED PUBLIC ACCOUNTANTS

                                                DIVISION OF FIRMS SECURITIES AND
                                            EXCHANGE COMMISSION PRACTICE SECTION

                                                       DIVISION OF FIRMS PRIVATE
                                                      COMPANIES PRACTICE SECTION

                                                            FLORIDA INSTITUTE OF
                                                    CERTIFIED PUBLIC ACCOUNTANTS
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

To the Board of Directors
Net Expressions, Inc.
West Palm Beach, FL

We have audited the accompanying balance sheet of Net Expressions, Inc. (A Development Stage Enterprise) (the "Company") as of August 31, 1999, and the related statements of operations, changes in stockholders' equity, and cash flows for the period October 26, 1998 (Date of Inception) through August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Net Expressions, Inc. as of August 31, 1999, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company is a development stage enterprise that has not commenced its planned principal operations. Accordingly, the Company's ability to continue as a going concern is dependent on its ability to obtain financing for its operations during the development stage. Management's plans in regard to this matter are also described in Note A. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DeCarlo Group
The DeCarlo Group
November 8, 1999
Miami, FL
                                       F-2
         1001 brickell bay drive * 27th FLOOR * MIAMI * FLORIDA * 33131
                  OFFICE 305-358-9904 * FACSIMILE 305-358-9905
                           E-MAIL www.decarlogroup.com

                              NET EXPRESSIONS, INC.
                        (A Development Stage Enterprise)

                                  BALANCE SHEET
                                 August 31, 1999

ASSETS
Cash                                                                $ 73,430
TOTAL ASSETS                                                        $ 73,430

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accrued professional fees                                           $ 15,000
TOTAL LIABILITIES                                                     15,000

COMMITMENTS AND
CONTINGENCIES - Notes A, C, D, and E

STOCKHOLDERS'  EQUITY - Notes B, C and F
Common  stock,  par  value  $.0001  per
share, 50,000,000 shares authorized, 1,700,000
shares issued and outstanding                                            170
Preferred stock, par value $.0001,
10,000,000 shares authorized                                               -

Additional paid-in capital                                            85,330
Deficit accumulated during the development
stage                                                               (27,070)
Total Stockholders' Equity                                            58,430

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                                $ 73,430

     The accompanying notes are an integeral part of the Finacial Statements
                                       F-3


                              NET EXPRESSIONS, INC.
                        (A Development Stage Enterprise)

                             STATEMENT OF OPERATIONS

   For the Period October 26, 1998 (Date of Inception) through August 31, 1999
Revenues                                               $ 15,000

Expenses - Notes A and C:
Organizational expenses                                   2,070
Professional fees                                        15,000
Research and development costs                           25,000
Total expenses                                           42,070

LOSS BEFORE INCOME TAX BENEFIT                        $(27,070)

Income tax benefit - Notes A and E                            -

NET LOSS                                              $(27,070)

Loss per share of Common Stock - Note F
Basic                                                         $
                                                        (0.018)



     The accompanying notes are an integeral part of the Finacial Statements
                                       F-4


                              NET EXPRESSIONS, INC.
                        (A Development Stage Enterprise)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               For the Period October 26, 1998 (Date of Inception)
                             through August 31, 1999

                                               Common Stock - Notes B, C and F
                                                                                                       Deficit Accumulated
                                                        Par                               Additional   during the
                                              Shares    Value   Stock      Subscriptions  Paid-in      Development
                                    Date      Issued    $0.0001 Subscribed Recievable     Capital      Stage                  Total
BALANCE - OCTOBER 26, 1998                          -   $  -         -         -          $    -              -               $   -
Common stock issued to
officer for consulting services     February
rendered, at $.001 per share        17, 1999   500,000     50        -         -             450              -                 500

Common stock issued pursuant
to Regulation D Offering            February
Memorandum at $.05 per share        17, 1999  1,000,000   100        -         -          49,900              -               50,000

Received a Subscription to sell
100,000 restricted shares of
common stock at $.10 per share      March 29,                    10,000
                                    1999             -      -               (10,000)           -              -                   -

Received cash payment for
Subscription at $.10 per share                  100,000
                                                           10   (10,000)     10,000        9,990              -               10,000

Received a Subscription to sell
400,000 restricted shares of
common stock at $.25 per share      August 26,
                                    1999             -      -   100,000    (100,000)           -              -                   -

Received installment payment for
Subscription at $.25 per share      August 30,
                                    1999       100,000     10   (25,000)     25,000       24,990              -               25,000

Net Loss
                                                 -          -        -         -               -         (27,070)           (27,070)

BALANCE - AUGUST 31, 1999                    1,700,000   $170   $75,000    $(75,000)     $85,330        $(27,070)            $58,430

     The accompanying notes are an integeral part of the Finacial Statements
                                       F-5


                              NET EXPRESSIONS, INC.
                        (A Development Stage Enterprise)

                             STATEMENT OF CASH FLOWS

                           INCREASE (DECREASE) IN CASH
               For the Period October 26, 1998 (Date of Inception)
                             through August 31, 1999

Cash flows used in operating activities:
Net loss                                                             $(27,070)
Adjustment to reconcile net loss to
cash used by operating activities:
Consulting fees                                                            500
Change in assets and liabilities:
Increase in accrued expenses                                            15,000


NET CASH USED IN OPERATING ACTIVITIES                                 (11,570)

Cash flows provided by financing activities:
Proceeds on sale of common stock                                        85,000

CASH PROVIDED BY FINANCING ACTIVITIES                                   85,000

NET INCREASE IN CASH                                                    73,430

CASH -- BALANCE AT OCTOBER 26, 1998                                          -

CASH -- BALANCE AT AUGUST 31, 1999                                   $  73,430

     The accompanying notes are an integeral part of the Finacial Statements
                                       F-6

                              NET EXPRESSIONS, INC.
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
   For the Period October 26, 1998 (Date of Inception) through August 31, 1999

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summarized below are the significant accounting policies of Net Expressions, Inc.

The Company: Net Expressions, Inc. (the "Company"), incorporated in the State of Florida effective October 26, 1998, maintains its corporate office in West Palm Beach, Florida. Because the Company meets the criteria of a development stage enterprise, as discussed more fully below, it must present its financial statements in accordance with Statements of Financial Accounting Standards
(SFAS) Number 7, Accounting and Reporting by Development Stage Enterprises.

Nature of the  Business:  The Company plans on engaging in the  development  and sale of new and improved services in Internet on-line tools software, broadcasting support systems, internet communications and video broadcasting technology. Initial sales and marketing efforts will be focused on South Florida, with subsequent expansion throughout Florida and nationwide.

Basis of Presentation: In accordance with SFAS No.7, the Company, when applicable, presents for each accounting period being reported, the cumulative amounts of revenues and expenses and cash flows for the period from inception through the most recent period ended.

The Company's financial statements have been prepared assuming the Company will continue as a going concern. Its short and medium term success is dependent on its ability to obtain additional financing from the placement of equity or debt or obtaining funding from other third party sources. The Company's ultimate success depends on its ability to, among other things, establish a customer base, obtain customer acceptance, identify suppliers, and find a niche in the industry, while competing with large companies that are already positioned in the targeted business of the Company. There are no assurances that the Company will be able to develop and market its products and services, obtain profitable operations, or raise the necessary financing. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Development Stage Enterprise and Going Concern: The Company is currently devoting substantially all of its efforts to establishing a new business and its planned principal operations have not commenced as of November 8, 1999. In their efforts to establish a new business, management is commencing with the design of its business and marketing plans that include the following: preparation of a financial plan, cash forecast and operating budget; identifying markets to raise additional equity capital; embarking on research and development activities; performing employment searches,
                                       F-7

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -
Continued

recruiting  and  hiring  technicians,   management  and  industry   specialists;
acquiring operational and technological assets; and developing market and distribution strategies.

Research and Development Cost: Costs that provide no discernible future benefits and costs to be allocated on the basis of association with revenues or among several accounting periods that serve no useful purpose, are charged to expense in the period incurred. The Company is in its development stage and has adopted SFAS No. 2, Accounting for Research and Development Costs, as an accounting policy. This policy requires the expensing of certain costs including, but not limited to, the following: salaries and benefits, certain consulting and professional fees, depreciation, repairs and maintenance on operational assets used in the production of prototypes, testing and modifying product and service capabilities and design and other similar costs.

Start-up Costs: Costs incurred in connection with commencing operations, including general and administrative expenses, are charged to operations in the period incurred.

Income Taxes: Income taxes are accounted for using the asset and liability method, following Statement of Financial Accounting Standards (SFAS) Number 109, Accounting for Income Taxes. Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. In addition, SFAS 109 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. Realization of future tax benefits related to deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within net operating loss carryforward periods. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

NOTE B -- CONFIDENTIAL OFFERING CIRCULAR AND ADDITIONAL
OFFERING

On February 17, 1999, the Confidential Offering Circular (the "Offering"), conducted pursuant to Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D, promulgated thereunder, was filed with the United States Securities and Exchange Commission in connection with Form D, Notice of Sale of Securities.

NOTE B -- CONFIDENTIAL OFFERING CIRCULAR AND ADDITIONAL
OFFERING - Continued

The aforementioned Offering was made on a best-efforts-all-or-none basis with respect to the sale of 1,000,000 shares of the Company's $.0001 par value Common Stock at an offering price of $0.05 per share. In order to meet the conditions for exemption from the registration requirement under the securities laws of certain jurisdictions, accredited investors who are residents of such jurisdictions may be required to meet certain suitability requirements.

This Offering states that the shares are offered for sale only by its directors and officers, without compensation, utilizing subscription agreements containing terms and conditions similar to those disclosed in Note C. In this connection, the Company filed a Form M-11 with the Bureau of Investor Protection and Securities New York State (the "State") Department of Law notifying the State that only the Company's directors and officers will be offering the Company's securities in New York.

As presented in the Statement of Changes in Stockholders' Equity, the Company was successful in selling all of the available shares of the above Offering totaling $50,000.

As more fully described in Note C, on or about March 29, 1999 and August 26, 1999, the Company offered additional shares of Common Stock in an offering conducted pursuant to Section 4(2) and Rule 506 of Regulation D to a single investor residing in France. In connection with these two Offerings, the Company received subscriptions for 500,000 shares of restricted common stock totaling $110,000.

The Company intends to offer additional securities under Rule 506 of Regulation D to fund its short and medium term expansion plans.

NOTE C -- STOCKHOLDERS' EQUITY

The Company is authorized to issue 50,000,000 shares of Common Stock at $.0001 par value per share. The holders of the shares of Common Stock do not have cumulative voting rights. Shares are not issued until paid for in full.

The Company is also authorized to issue 10,000,000 shares of Preferred Stock at $.0001 par value. The Company has not designated any series of Preferred Stock and presently has no plans to do so.

Prior to the February 17, 1999 Offering discussed in Note B, the Board of Directors approved the issuance of 500,000 restricted Rule 144 shares of Common Stock to the sole officer and director of the Company in consideration for consulting services rendered in connection with the start-up of the Company.

A third party "qualified investor" (the "Subscriber") executed two separate and irrevocable Subscription Agreements and Investment Representation of Investors (the "Subscriptions") containing the following general terms and conditions with respect to acquiring the following:

         March 29, 1999: 100,000 restricted Rule 144 shares of Common Stock at $.10 per share. The Subscription is paid in full.

         August 26, 1999: 400,000 restricted Rule 144 shares of Common Stock at $.25 per share payable in four monthly installments totaling $25,000 each, on or before August 30th, September 30th, October 30th and November 30, 1999, respectively. The first three installment payments have been received and the proportionate number of shares has been issued to the Subscriber in accordance with the terms of the Subscription.

The Company filed Form D, concerning these subscriptions on September 17, 1999.

The aggregate number of restricted shares outstanding at August 31, 1999 totaled 700,000 with a carrying amount of $35,000.

In the opinion of management, it is unlikely that the Company will declare or pay cash dividends in the foreseeable future.

NOTE D -- STOCK TRANSFER AGREEMENT

On March 5, 1999, the Company executed an agreement with a stock transfer and warrant agent. The Company agreed to pay a one-time fee totaling $825 and an annual fee to maintain the records and perform other duties. During the period ended August 31, 1999, the Company paid the agent $850.

NOTE E -- INCOME TAXES

The Company has available a net operating loss carryforward totaling $27,070 that may be offset against future taxable income through 2019. No tax benefit has been reported in the 1999 financial statements because of the uncertainties characteristic of a development stage enterprise and those relating to the ultimate utilization of this loss carryforward.

Accordingly, the $4,000 tax benefit resulting from the loss carryforward has been offset by a valuation allowance in the same amount.

NOTE F - EARNINGS PER SHARE OF COMMON STOCK

Statement of Financial Accounting Standards No. 128, (SFAS No. 128) "Earnings Per Share" requires the disclosure of Basic and Diluted Earnings per Share
(EPS). Basic earnings per Common share are based on the weighted average number of Common shares outstanding. The computation of diluted earnings per share is similar to basic earnings per share, except that the number of shares is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. The weighted average number of common shares used to calculate basic earnings per share is 1,545,689. There is no difference between the Company's basic and diluted weighted-average shares as of August 31, 1999.

Part III

Item 1.           Index to Exhibits


3(i).1 Articles of Incorporation of Net Expressions, Inc., effective October 26, 1998

3(ii).1  Bylaws of Net Expressions, Inc.

27.1     Financial Data Schedule


SIGNATURES
      ----------

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           NET EXPRESSIONS, INC.
                             (Registrant)


Date: November 11, 1999    /s/ Kevin S. Slowick
                           --------------------------
                           Kevin S. Slowick, President

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


    Date                    Signature                       Title
    ----                    ---------                       -----

November 11, 1999          By:/s/ Kevin S. Slowick          President & Director
                             -----------------------
                               Kevin S. Slowick